EXHIBIT 99.1

Cannabis Giants Join Forces in Cross Border Venture

TORONTO, March 19, 2018 /CNW/ - Cronos Group Inc. (Nasdaq: CRON) (TSX-V: CRON) ("Cronos" or the "Company") – With Canada on track to legalize adult use of cannabis, two of the world's largest cannabis companies announced a first-of-its-kind cross border joint venture today that could bring America's most recognized cannabis brand to Canadian consumers by year's end.

MM Enterprises USA, LLC ("MedMen Enterprises"), a leading U.S. cannabis company with facilities in California, Nevada, and New York, entered into an agreement with Cronos Group, a Canadian licensed producer and distributor of medical cannabis. Cronos, which also has a footprint in Germany, Israel, and Australia, recently became the first pure-play cannabis company traded on a major U.S. stock exchange, the Nasdaq.

The joint venture, called MedMen Canada Inc. ("MedMen Canada"), will develop branded products and open stores across Canada, leveraging Cronos' Canadian reach and expertise, as well as MedMen's class-defining retail expertise. MedMen is the largest cannabis retail chain in California, which welcomed adult use sales this year. The company owns and operates factories and stores in three states and anticipates going public in Canada in the second quarter of this year.  Cronos operates two wholly-owned Canadian Licensed Producers under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc. and Original BC Ltd.

"MedMen Canada will give us entry into an important emerging market for adult use and broaden our exposure worldwide," said MedMen CEO and Co-founder Adam Bierman. "We always take a very disciplined and focused approach to our growth, and it was important that we find the right partner for our expansion into Canada. Cronos has been a leader in the Canadian medical cannabis space, and their international track record makes them the perfect partner. They have the right infrastructure and expertise to successfully execute this venture."

Canada legalized medical cannabis in 2013 and is home to some of the largest cannabis companies in the world. The federal government has announced plans to legalize adult use later this year, which would make Canada the first G7 country to federally legalize adult use.

"Cronos is focused on changing the perception of cannabis on an international scale, and we prioritize working with best-in-class partners who share our vision for the future.  MedMen stores have been integral to mainstreaming cannabis, and they have become one of the most well-known and respected cannabis platforms in the U.S. We're very excited to bring the MedMen experience to Canada," said Cronos CEO Mike Gorenstein.

The joint venture will be a 50/50 partnership between the two companies. MedMen Canada will be focused on a branded national retail chain, branded products, and research and development activities.  MedMen Canada will have access to Cronos' 350,000 plus square feet of production facilities and future expansions while leveraging MedMen's retail brand recognition.  MedMen Canada will only operate in federally legal jurisdictions and in compliance with all applicable regulations.

About MedMen

MedMen Enterprises is the United States' preeminent cannabis company with multiple assets and operations in California, Nevada and New York. Combined, these key strategic states account for nearly half of North America's addressable legal market. MedMen owns and operates licensed cannabis facilities in cultivation, manufacturing and retail, and is the most recognized cannabis brand in the world today. Based in Los Angeles, MedMen employs nearly 700 workers in 18 facilities across the U.S. For more information, visit http://www.medmen.com

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian Licensed Producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc. (Ontario), which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd. (British Columbia), which is based in the Okanagan Valley. The Company has multiple international production and distribution platforms including Germany, Israel and Australia. The Company is rapidly expanding its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience. For more information, visit www.thecronosgroup.com

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, refer to the Company's most recent Annual Information Form filed on SEDAR. The forward-looking information set forth herein reflects the Company's expectations as at the date of this press release and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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SOURCE Cronos Group Inc.

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For further information: For media inquiries please contact: Jennifer Homa, MWWPR, Tel: 646-376-7045, jhoma@mww.com; For further information please contact Cronos Group Inc.: Mike Gorenstein, Chief Executive Officer, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 07:30e 19-MAR-18